UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Defense and Security to Modernize Surveillance Aircraft for the Brazilian Air Force

São Paulo, January 17, 2013 – Embraer Defense and Security and the Brazilian Air Force (FAB) signed a contract to modernize five EMB 145 AEW&C (Airborne Early Warning and Control) aircraft, designated E-99 in the FAB. The contract, valued at approximately USD 215 million, provides for the updating of electronic warfare systems, command and control systems, electronic countermeasures and air surveillance radar. Atech, an Embraer Defense and Security company, participates in the development of the command and control system. The contract also includes six mission planning and analysis stations that will be employed in the training and improvement of crews.

Built on the platform of the successful ERJ 145 regional jet, with more than 1,100 units delivered and 19 million flight hours, the E-99 operated by FAB is able to detect, track and identify targets in its patrol area and transmit this information to allied forces. The aircraft can perform airspace management, fighter positioning and interception control, signal intelligence and surveillance missions. It will also be used to provide security for major sporting events that will take place in Brazil in the coming years.

“This upgrade will allow the Brazilian Air Force to continue operating with excellence an important part of the national air defense system,” said Luiz Carlos Aguiar, President of Embraer Defense and Security. “The E-99 plays a strategic role within the FAB in the control of airspace and the surveillance of our borders.”

“Over the last decade, the Air Force confirmed the high value of these Early Warning and Control aircraft in the accomplishment of its mission,” said Brigadier Carlos Baptista de Almeida, Junior, President of COPAC (Aircraft Battle Program Coordinating Committee for the Brazilian Air Force). “Keeping them updated and expanding their operational capacity will ensure that they will continue to contribute significantly to the efficiency of the Brazilian Air Force.”

About Embraer Defense and Security

Embraer Defense and Security is a business unit of Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3), with over 40 years of experience in providing armed forces around the world with superior platforms and systems to aid in their defense and security. With its growing presence in the global market, the Company plays a strategic role in Brazil’s defense. Embraer Defense and Security’s product portfolio includes military airplanes, state-of-the-art radar technologies, unmanned aerial vehicles (UAV) and advanced information and

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

communications systems, such as Command, Control, Communications, Computer and Intelligence, Surveillance and Reconnaissance (C4ISR) applications. Embraer’s airplanes and military solutions are found in service with more than 50 armed forces in 48 countries.

Follow us on Twitter: @EmbraerSA

For more information: http://www.EmbraerDefenseSystems.com

Note to Editors

Embraer S.A. is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer